EXHIBIT 99.1

October 4, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties Announces closing of bought deal financing

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or the “Company”) (NYSE: SAND, TSX: SSL) has closed its previously announced bought deal financing, including the exercise in full of the underwriters’ over-allotment option, for a total of 18,055,000 common shares (the “Common Shares”) sold at a price of US$5.10 per Common Share for aggregate gross proceeds to the Company of approximately US$92 million (the “Offering”).

The Company plans to use the net proceeds of the Offering for future acquisitions of streams and royalties, the repayment, from time to time, of amounts drawn under the Company’s revolving credit facility, and other general working capital purposes.

The Offering was made through a syndicate of underwriters co-led by BMO Capital Markets and Scotiabank. The Offering was completed by way of a prospectus supplement dated September 28, 2022 and an accompanying base shelf prospectus dated September 22, 2022, in all of the provinces and territories of Canada, other than Quebec, and in the United States pursuant a prospectus supplement dated September 28, 2022 and an accompanying base shelf prospectus dated September 22, 2022, under an effective registration statement filed with the U.S. Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-267554).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A copy of the prospectus supplement relating to the Offering and accompanying base shelf prospectus can be found in Canada under the Company’s profile on SEDAR at www.sedar.com, and a copy of the prospectus supplement and accompanying base shelf prospectus can be found in the United States on EDGAR at www.sec.gov. Alternatively, copies of the prospectus supplement may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, including, but not limited to, statements with respect to the Offering, including expected uses of net proceeds of the Offering, which ultimately remains subject to the Company’s discretion, as well as the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, copper and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.